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                             UNITED STATES             -------------------------
                  SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                         WASHINGTON, D.C. 20549        -------------------------
                                                       OMB Number      3235-0145

                              SCHEDULE 13G             Expires:        31-Aug 91
                                                       Estimated Average burden
                                                       hours per response
                                                       -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                            Axent Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 05459C 10 8
                     ------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (10-88)

                                    Page 1

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CUSIP NO. 05459C 10 8                13G                               PAGE 2
---------------------                                                  ------

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VI L.P.                                                        51-0309893
      Advent Atlantic and Pacific L.P.                                      04-2928123
      Advent New York L.P.                                                  04-3095408
      TA Associates V L.P.                                                  04-2781831
      TA Venture Investors L.P.                                             04-3068354
      TA Associates, Inc.                                                   04-3205751
      TA Associates Service Corporation                                     04-3214469
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                             (a)  [X]
                                                                                             (b)  [ ]
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VI L.P.                                                        Delaware
      Advent Atlantic and Pacific L.P.                                      Delaware
      Advent New York L.P.                                                  Delaware
      TA Associates V L.P.                                                  Massachusetts
      TA Venture Investors L.P.                                             Massachusetts
      TA Associates, Inc.                                                   Delaware
      TA Associates Service Corporation                                     Massachusetts
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           Advent VI L.P.                                   358,049
                           Advent Atlantic and Pacific L.P.                       0
                           Advent New York L.P.                                   0
                           TA Associates V L.P.                                   0
     NUMBER OF             TA Venture Investors                                   0
                           TA Associates, Inc.                                  825
      SHARES               TA Associates Service Corporation                    825
                     ------------------------------------------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

      OWNED BY             N/A
                     ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            Advent VI L.P.                                   358,049
                           Advent Atlantic and Pacific L.P.                       0
       PERSON              Advent New York L.P.                                   0
                           TA Associates V L.P.                                   0
        WITH               TA Venture Investors L.P.                              0
                           TA Associates, Inc.                                  825
                           TA Associates Service Corporation                    825
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VI L.P.                                                        358,049
      Advent Atlantic and Pacific L.P.                                            0
      Advent New York L.P.                                                        0
      TA Associates V L.P.                                                        0
      TA Venture Investors L.P.                                                   0
      TA Associates, Inc.                                                       825
      TA Associates Service Corporation                                         825
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VI L.P.                                                          2.92
      Advent Atlantic and Pacific L.P.                                        0.00
      Advent New York L.P.                                                    0.00
      TA Associates V L.P.                                                    0.00
      TA Venture Investors L.P.                                                .00
      TA Associates, Inc.                                                      .01
      TA Associates Service Corporation                                        .01
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

     *Advent VI L.P., Advent Atlantic & Pacific L.P., Advent New York L.P. TA Associates V L.P.
      and TA Venture Investors L.P. are Limited Partnerships. TA Associates, Inc. and TA Associates
      Service Corporation are Corporations.
--------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   Page 3

ITEM 1(a)    NAME OF ISSUER: Axent Technologies, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             2440 Research Blvd.
             Rockville, MD 20850


ITEM 2(a)    NAME OF PERSON FILING:
             Advent VI L.P.
             Advent Atlantic and Pacific L.P.
             Advent Industrial L.P.
             TA Associates V L.P.
             TA Venture Investors Limited Partnership
             TA Associates, Inc.
             TA Associates Service Corporation

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA 02110

ITEM 2(c)    CITIZENSHIP:  Not Applicable

ITEM 2(d)    TITLE OF CLASS OF SECURITIES: Common

ITEM 2(e)    CUSIP NUMBER: 05459C 10 8

Item 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4       OWNERSHIP
ITEM 4(a)    AMOUNT BENEFICIALLY OWNED:                      COMMON STOCK
                                                             ------------
             Advent VI L.P.                                           358,049
             Advent Atlantic and Pacific L.P.                               0
             Advent Industrial L.P.                                         0
             TA Associates V L.P.                                           0
             TA Venture Investors Limited Partnership                       0
             TA Associates, Inc.                                          825
             TA Associates Service Corporation                            825

ITEM 4(b)    PERCENT OF CLASS:                               PERCENTAGE
                                                             ----------
             Advent VI L.P.                                     2.92
             Advent Atlantic and Pacific L.P.                      0
             Advent Industrial L.P.                                0
             TA Associates V L.P.                                  0
             TA Venture Investors Limited Partnership              0
             TA Associates, Inc.                                 .01
             TA Associates Service Corporation                   .01

ITEM 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:      COMMON STOCK
                                                             ------------
             Advent VI L.P.                                           358,049
             Advent Atlantic and Pacific L.P.                               0
             Advent Industrial L.P.                                         0
             TA Associates V L.P.                                           0
             TA Venture Investors Limited Partnership                       0
             TA Associates, Inc.                                          825
             TA Associates Service Corporation                            825
             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
             (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION:                              COMMON STOCK
                                                             ------------
             Advent VI L.P.                                           358,049
             Advent Atlantic and Pacific L.P.                               0
             Advent Industrial L.P.                                         0
             TA Associates V L.P.                                           0
             TA Venture Investors Limited Partnership                       0
             TA Associates, Inc.                                          825
             TA Associates Service Corporation                            825
             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION                                    N/A

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10:  CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VI L.P., Advent Atlantic and Pacific L.P., Advent Industrial L.P., TA Associates V L.P., TA Venture Investors Limited Partnership, TA Associates, Inc., and TA Associates Service Corporation hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Axent Technologies, Inc.


Dated:


ADVENT VI L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC LIMITED PARTNERSHIP
By: TA Associates AAP Limited Partnership, its General Partner
By: TA Associates AAP Venture Limited Partnership, its General Partner
By: TA Associates, Inc., its General Partner

   ----------------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL L.P.

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, Managing Director


TA ASSOCIATES V L.P.

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, Attorney-in-Fact


TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, General Partner


TA ASSOCIATES, INC.

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, Managing Director


TA ASSOCIATES SERVICE CORPORATION

By:
   ----------------------------------------------------------------
   Katherine S. Cromwell, Clerk